SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)



        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
          13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                           (Amendment No. __________)

                            TF FINANCIAL CORPORATION
                            ------------------------
                                (Name of Issuer)

                     Common Stock $0.10 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   872391 10 7
                                   -----------
                                 (CUSIP Number)


                                December 8, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]        Rule 13 d - 1(b)

                  [X]        Rule 13 d - 1(c)

                  [ ]        Rule 13 d - 1(d)


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
----------------------------------------------------                          --------------------------------------------

CUSIP No.  872391 10 7                                         13G            Page 1 of 5 Pages
----------------------------------------------------                          --------------------------------------------

----------------------- -------------------------------------------------------------------------------------------------
          1             NAMES OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        Carl F. Gregory

----------------------- -------------------------------------------------------------------------------------------------
          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) [ ]
                                                                                                                  (b) [ ]
                        N/A
----------------------- -------------------------------------------------------------------------------------------------
          3             SEC USE ONLY

----------------------- -------------------------------------------------------------------------------------------------
          4             CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States
----------------------- ------------- -----------------------------------------------------------------------------------
      NUMBER OF              5        SOLE VOTING POWER
        SHARES                               25,413 Shares
     BENEFICIALLY       ------------- -----------------------------------------------------------------------------------
       OWNED BY              6        SHARED VOTING POWER
         EACH                                38,000 Shares
      REPORTING         ------------- -----------------------------------------------------------------------------------
     PERSON ONLY             7        SOLE DISPOSITIVE POWER
                                            121,513 Shares
                        ------------- -----------------------------------------------------------------------------------
                             8        SHARED DISPOSITIVE POWER
                                             38,000 Shares
----------------------- -------------------------------------------------------------------------------------------------
          9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            159,513 Shares
----------------------- -------------------------------------------------------------------------------------------------
          10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                        CERTAIN SHARES                                                                                [ ]
----------------------- -------------------------------------------------------------------------------------------------
          11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                             5.41%
----------------------- -------------------------------------------------------------------------------------------------
          12            TYPE OF REPORTING PERSON

                                             IN
----------------------- -------------------------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
----------  ---------------

            TF Financial Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
----------  ------------------------------------------------

            3 Penns Trail, Newtown, Pennsylvania 18940

Item 2(a).  Name of Person Filing:
----------  ----------------------

             Carl F. Gregory

Item 2(b). Address of Principal Business Office or, if None,
------------------------------------------------------------
           Residence:
           ----------

             3 Penns Trail, Newtown, Pennsylvania 18940

Item 2(c).  Citizenship:
----------  ------------

             United States

Item 2(d).  Title of Class of Securities:
----------  -----------------------------

             Common Stock, $0.10 par value per share.

Item 2(e).  CUSIP Number:
----------  -------------

             872391 10 7

Item 3.
-------

             Not Applicable.

Item 4.  Ownership:
-------  ----------

         The following information relates to Mr. Gregory's ownership as of December 31, 1999.

         (a)      Amount beneficially owned:

                  159,513 shares

         (b)      Percent of Class:

                  5.41%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote
                            25,413 shares

                  (ii)     Shared power to vote or to direct the vote
                           38,000*  shares

                  (iii) Sole power to dispose or to direct the disposition of 121,513 shares

                  (iv) Shared power to dispose or to direct the disposition of 38,000* shares

         * These shares are owned by Mr. Gregory's spouse.

Item 5.  Ownership of Five Percent or Less of a Class:
-------  ---------------------------------------------

         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------  ----------------------------------------------------------------

         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------  -----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company:
         ---------------------------------------------------------

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
-------  ----------------------------------------------------------

         Not Applicable.

Item 9.  Notice of Dissolution of Group:
-------  -------------------------------

         Not Applicable.

Item 10.  Certification:
--------  --------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  January 27, 2000                       /s/Carl F. Gregory
-----  ----------------                       ----------------------------------
                                              Carl F. Gregory